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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           ALARMGUARD HOLDINGS, INC.

                           (Name of Subject Company)

                            TYCO INTERNATIONAL LTD.
                             T16 ACQUISITION CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE

                         (Title of class of securities)

                                   011649100

                     (CUSIP number of class of securities)

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                WITH A COPY TO:

                             ABBE L. DIENSTAG, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 715-9100

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    T16 Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated January 15, 1999 (the "Schedule 14D-1"), relating to Purchaser's offer to purchase all the outstanding shares of common stock, par value $.0001 per share, including the associated preferred stock purchase rights (the "Common Shares"), of Alarmguard Holdings, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit (a)(1) to the Schedule 14D-1, "Offer to Purchase," is hereby amended by restating the seventh paragraph of the Introduction to read as follows:

       "Donaldson, Lufkin & Jenrette Securities Corporation, the Company's financial advisor ("DLJ"), has delivered to the Company's Board of Directors its written opinion that the aggregate consideration to be received by the stockholders of the Company pursuant to the Merger Agreement and the Preferred Stock Purchase Agreement is fair to such stockholders from a financial point of view. The opinion of DLJ only relates to the fairness of the aggregate consideration to be paid to both the holders of Common Shares and Preferred Shares. The opinion does not address the fairness of the consideration to be received by the holders of Common Shares in the Offer, and does not constitute (i) a recommendation to any stockholder as to whether such stockholder should tender into the Offer or vote on the Merger or (ii) a judgment as to the appropriate allocation of consideration between the holders of Company Common Stock and Preferred Stock. A copy of the opinion rendered by DLJ to the Company's Board of Directors, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by DLJ in arriving at its opinion, is attached as Annex I to the Company's Solicitation/Recommendation Statement on
       Schedule 14D-9, which is being distributed to the Company's stockholders herewith. Holders of Common Shares are urged to read such opinion in its entirety."

    Exhibit (a)(1) to the Schedule 14D-1, "Offer to Purchase," is hereby further amended by restating the third paragraph of Section 11 ("Contacts with the Company; Background of the Offer") to read as follows:

       "Beginning on December 1, 1998 and continuing through the end of December, Tyco conducted a due diligence investigation of the Company typical for transactions of this type. In the course of this investigation, Tyco personnel reviewed documentation and conducted discussions with the Company's management and other Company representatives concerning the Company's financial condition, monitoring facility, operations, environmental compliance, corporate history and other business and legal matters. The information reviewed by Tyco was consistent with the publicly available information regarding the Company. Tyco was also furnished, on behalf of the Company, with certain projected financial information regarding the Company. Tyco did not place any reliance whatsoever on the projected financial information. In particular, Tyco did not consider the projected financial information either in pricing the transaction or in making its determination to proceed with the transaction. Tyco operating personnel also visited the Company's monitoring facility during this period."

    Exhibit (a)(1) to the Schedule 14D-1, "Offer to Purchase," is further amended by restating the introduction to Section 15 ("Conditions to the Offer") to read as follows:

       "15. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Merger Agreement, provided that no Common Shares have theretofore been accepted for payment or paid for, Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, any Common Shares and may terminate or amend the Offer, if
       (i) the conditions that

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       (1) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number of Common Shares which represents at least 51% of the total number of issued and outstanding Common Shares and
       (2) the number of Common Shares tendered pursuant to the Offer together with the Preferred Shares subject to the Preferred Stock Purchase Agreement constitute at least 51% of the total voting power of the Company on a fully diluted basis, shall not each have been satisfied (the "Minimum Condition") or (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time after the date of the Preferred Stock Purchase Agreement and prior to the Expiration Date, any of the following conditions exists:"

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                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1999

                                TYCO INTERNATIONAL LTD.

                                By:  /s/ MARK H. SWARTZ
                                     -----------------------------------------
                                     Name: Mark H. Swartz
                                     Title: Executive Vice President and
                                          Chief Financial Officer

                                   SIGNATURE

    After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1999

                                T16 ACQUISITION CORP.

                                By:  /s/ MARK H. SWARTZ
                                     -----------------------------------------
                                     Name: Mark H. Swartz
                                     Title: Vice President

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